Exhibit 1A-6.3

SHAREHOLDER PROMISSORY NOTE

Principal Amount: $25,000.00
Date: 11/15/2024
Maturity Date: 11/16/2025

FOR VALUE RECEIVED, FirstVitals Inc., a Delaware corporation (the "Company"), hereby promises to pay to Ernest G. Lee (the "Holder"), the principal sum of twenty-five thousand dollars ($25,000.00), together with interest on the unpaid principal balance at the rate of five percent (5%) per annum.

1.	Payment of Principal and Interest. The principal amount of this Note, together with accrued and unpaid interest, shall be due and payable on the Maturity Date. The Company shall make all payments in lawful money of the United States.

2.	Interest. Interest on the outstanding principal balance of this Note shall accrue at the rate of five percent (5%) per annum, calculated on the basis of a 365-day year for the actual number of days elapsed.

3.	Prepayment. The Company may prepay this Note in whole or in part at any time without penalty or premium. All prepayments shall be applied first to accrued interest, and thereafter to the outstanding principal balance.

4.	Triggering Event for Repayment. In the event that the Company completes any capital raising activity, including but not limited to a Regulation A offering, the full outstanding principal balance of this Note, along with any accrued interest, shall become immediately due and payable upon the closing of such activity.

5.	Default. In the event of default in the payment of principal or interest, the Holder may declare the entire unpaid principal balance and all accrued interest immediately due and payable. Default shall include, but not be limited to, failure to make any payment due under this Note within [Number] days of its due date.

6.	Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California.

7.	Amendment and Waiver. Any provision of this Note may be amended or waived only with the written consent of the Company and the Holder.

8.	Severability. If any provision of this Note is held to be invalid or unenforceable, the remaining provisions shall continue to be valid and enforceable.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered as of the date first above written.

FirstVitals Inc

By: /s/ Myron Karasik

Name: Myron Karasik
Title: Chair Audit Committee, Board of Directors

Ernest G. Lee
By: /s/ Ernest G. Lee

Name: Ernest G. Lee

Title: Chief Executive Officer